SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 2)
Avocent Corporation
(Name of Subject Company)
Avocent Corporation
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

053893103
(CUSIP Number of Class of Securities)

Samuel F. Saracino
Executive Vice President of Legal and Corporate Affairs,
General Counsel, and Secretary
Avocent Corporation
4991 Corporate Dr.
Huntsville, AL 35805
(256) 430-4000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, WA 98104 (206) 883-2500	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2009, as amended by Amendment No. 1 filed on October 16, 2009 (as previously filed with the SEC and as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Avocent Corporation, a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by Globe Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Emerson Electric Co., a Missouri corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated October 15, 2009 (as previously filed with the SEC, and as the same may be further amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2009 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.
This Amendment No. 2 is being filed to reflect certain updates as reflected below.
Item 8. Additional Information.
     The sixth through twelfth paragraphs of the section of Item 8 captioned “Antitrust” are hereby amended and restated as follows:
     Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. On October 23, 2009, the FTC granted early termination of the mandatory waiting period under the HSR Act applicable to the Offer.
     Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.
     At any time before or after Purchaser’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent or its subsidiaries, or of the Company or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer.
     Austria. The acquisition of Shares pursuant to the Offer is subject to the Austrian Cartel Act 2005, and may be consummated only if a notification has been submitted to the Federal Competition Authority and the Federal Cartel Prosecutor (together, “Statutory Parties”), and the Statutory Parties have either waived their right to request an in-depth examination of the transaction, or they have not requested an in-depth examination of the transaction within the four week waiting period from the filing of a complete notification. In case such an in-depth examination has been requested, the waiting period may be extended for up to an additional five months, and the acquisition of Shares pursuant to the

Offer may not be consummated until the Cartel Court has either dismissed the request or declared that the concentration will not be prohibited, or the Cartel Court has discontinued the examination proceedings. Parent submitted a notification to the Statutory Parties on October 20, 2009.
     Germany. The acquisition of Shares pursuant to the Offer is subject to the German Act against Restraints on Competition, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one-month waiting period which was commenced by Parent’s filing of a complete notification (the “German Notification”) on October 20, 2009 with respect to the Offer, unless the FCO notifies Parent within the one month waiting period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the waiting period may be extended for up to an additional three months, and the acquisition of Shares under the Offer may not be consummated until the acquisition is approved by the FCO, either by written approval or by expiration of the waiting period.
     Hungary. The acquisition of Shares pursuant to the Offer is subject to the Hungarian Competition Act (Act LVII of 1996 on the prohibition of unfair and restrictive commercial practices). After Parent submits a complete notification (the “Hungarian Notification”) with respect to the Offer to the Hungarian Competition Office (Gazdasági Versenyhivatal, or “GVH”), the GVH decides upon the Hungarian Notification either in a simplified proceeding or in a full proceeding. In case of a simplified proceeding, the GVH shall pass its resolution on the merits within 35 working days as of the filing of the Hungarian Notification, which deadline may be prolonged by the GVH once by 15 working days. In case of a full proceeding, the GVH shall pass its resolution on the merits within four months as of the filing of the Hungarian Notification, which deadline may be prolonged by the GVH once by 45 working days. In its resolution on the merits, the GVH may either (i) approve the acquisition, or (ii) set conditions for the approval or prescribe certain obligations for Emerson, or (iii) may decline approval.
     Ireland. The acquisition of Shares pursuant to the Offer is subject to the Irish Competition Act, 2002. Parent submitted a premerger notification to the Competition Authority (the “Authority”) on October 21, 2009. Following such notification, the Merger may not be consummated until either the Authority has issued a clearance for the proposed transaction or a waiting period of one month (or, where the Authority, within one month of receipt of the notification, requests more information, one month following the date of receipt by the Authority of such information) has expired without the Authority having prohibited the proposed transaction. If the Authority commences a second-stage investigation, the waiting period may be extended for up to an additional three months.
     Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following as new paragraphs:
     Litigation. On October 20, 2009, a purported class action complaint was filed by plaintiff Annette Paluska in the Court of Chancery of the State of Delaware against the Company, all of its current directors, Purchaser and Parent. Plaintiff asserted that she was a stockholder of the Company and filed the lawsuit purportedly on behalf of herself and a class consisting of all public stockholders of the Company. Among other things, the complaint, captioned Paluska v. Avocent Corporation, et al., alleges that (i) the Company’s Board of Directors breached the fiduciary duties owed to the Company’s stockholders in connection with the approval of the Merger, (ii) the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholders by disseminating inadequate and materially misleading information in connection with the filing of the Schedule 14D-9 Solicitation/Recommendation Statement on October 15, 2009 and (iii) the Company, Parent and Purchaser aided and abetted the Company’s Board of Directors in such breaches. The complaint seeks class certification, certain forms of equitable relief, including enjoining the consummation of the Merger, and unspecified damages. Simultaneous with the filing of the complaint, the plaintiff also filed a motion for expedited proceedings and a motion for a preliminary injunction to enjoin the consummation of the Merger. A hearing on the plaintiff’s motion for a preliminary injunction has been scheduled for November 6, 2009. The parties have commenced discovery.
     Also on October 20, 2009, a purported class action complaint was filed in the Circuit Court of Madison County, Alabama by plaintiff New World Investors against the Company, all of its current directors and Parent. Plaintiff asserted that it was a stockholder of the Company and filed the lawsuit purportedly on behalf of itself and a class consisting of all other stockholders of the Company. Among other things, the complaint, captioned New World Investors v. Michael J.

Borman, et al., alleges that (i) the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholders in connection with the approval of the Merger, (ii) the Company and the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholders by disseminating inadequate and materially misleading information in connection with the filing of the Schedule 14D-9 Solicitation/Recommendation Statement on October 15, 2009 and (iii) Parent aided and abetted the Company and the Company’s Board of Directors in such breaches. The complaint seeks class certification, unspecified damages and such other relief as the court may find just and proper. On October 22, 2009, plaintiff filed a motion for temporary restraining order and expedited discovery that seeks an order by the court that would temporarily restrain the consummation of the Merger until a hearing on a forthcoming motion for a preliminary injunction may be held. On October 26, 2009,the defendants filed a motion to dismiss, a motion to stay and an opposition to the plaintiff’s motion for a temporary restraining order and expedited discovery. Also on October 26, 2009, the court held a hearing at which it did not rule on any of the pending motions. A hearing on the defendants’ motion to dismiss has been scheduled for November 2, 2009.
Item 9. Materials to be Filed as Exhibits.
Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits:

Exhibit
Number	Description

(a)(6)	Complaint captioned Paluska v. Avocent Corporation, et al., filed on October 20, 2009 in the Court of Chancery of the State of Delaware.

(a)(7)	Complaint captioned New World Investors v. Michael J. Borman, et al., filed on October 20, 2009 in the Circuit Court of Madison County, Alabama.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

AVOCENT CORPORATION
By:	/s/ Samuel F. Saracino
Samuel F. Saracino
Executive Vice President of Legal and Corporate Affairs, General Counsel, and Secretary

Dated: October 28, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(6)	Complaint captioned Paluska v. Avocent Corporation, et al., filed on October 20, 2009 in the Court of Chancery of the State of Delaware.

(a)(7)	Complaint captioned New World Investors v. Michael J. Borman, et al., filed on October 20, 2009 in the Circuit Court of Madison County, Alabama.